February 3, 2010

Mr. Jay Webb

Accounting Reviewer

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Re:                             KEMET Corporation

Form 10-K for the Fiscal Year ended March 31, 2009

Filed June 30, 2009

Form 10-Q for the Fiscal Quarter ended September 30, 2009

File No. 000-20289

Dear Mr. Webb:

This letter is being sent in response to your letter dated January 29, 2010, regarding the above subject.  We have addressed below each of the six items set forth in your letter in the same order presented.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year ended March 31, 2009

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 27

Special Charges, page 41

Staff’s comment:  We note that you present and discuss the historical and numerical non-GAAP measure “Special Charges”. We also note that you present a total amount of such charges that does not cross-reference to your income statements. If you plan to continue to provide this non-GAAP measure in your filings, please tell us why you believe these disclosures comply with Item 10(e) of Regulation S-K, including the reconciliation requirements therein. In future filings, please revise Management’s Discussion and Analysis to disclose and quantify the impact of any special charges on your U.S GAAP results within a discussion that references income statement line items captions or that reconciles to amounts otherwise presented in your income statements (for example, the operating and non-operating expense/income subtotals). Also, for further guidance see the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website:

http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:  We note the Staff’s comment regarding our use of the measure, “Special Charges,” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have historically described certain charges to highlight certain items that have impacted our financial condition and results of operations for the year; we believe that this discussion provides more information to explain our operating results. To the extent that we continue to reference such items, we will characterize the charges as “Adjustments” or “Other Charges.”  To the extent that we total such items or use or otherwise present a non-GAAP measure in future filings, we will comply with the requirements of Item 10(e) of Regulation S-K, including the reconciliation requirements contained therein. We will also disclose and quantify the impact of any such measure on our U.S. GAAP results within a discussion that references income statement line item captions or that reconciles to amounts otherwise presented in our income statements.

Consolidated Financial Statements, page 81

Notes to Consolidated Financial Statements. Page 85

Note 2 — Debt, Liquidity and Capital Resources, page 94

Staff’s comment:  We see on page 82 that in fiscal 2009 you have recorded a $25.5 million gain from the sale of certain assets to Vishay. You received approximately $33.7 million in cash proceeds from the transactions and at the same time, also entered into a loan agreement whereby you borrowed $15 million from Vishay. Please describe for us in greater detail the terms of the sale and debt agreement, specifically please discuss whether you have any significant continuing involvement in assets sold or if the debt agreement represents additional financing of the transaction. Please support your conclusion that it was appropriate to recognize the gain on sale of assets in fiscal 2009. Tell us the U.S GAAP that supports the conclusions outlined in your response.

Response:  The terms of the sale called for a $35.2 million aggregate purchase price of which $1.5 million is being held in escrow until March 15, 2010.  Since the earnings process was not complete with regard to the $1.5 million held in escrow, the gain was computed based on a net purchase price of $33.7 million.  If any funds are received by the company from the termination of the escrow account during March 2010, the amount received will be recorded as gain on the sale of assets.  In exchange for the purchase price, we transferred our Wet Tantalum inventory, Wet Tantalum production line equipment and intellectual property rights.  No employees were transferred to Vishay as part of the sale.

In addition, we requested that Vishay make a $15.0 million term loan to KEMET.  The loan agreement was negotiated as a separate agreement to provide financing to KEMET.  The purchaser, Vishay, paid cash for all of the assets acquired pursuant to the purchase agreement.  We had severe liquidity issues during this time period and an urgent need arose to raise in excess of $40 million of cash to payoff our senior notes.  The term loan is secured by certain accounts receivable, is due in full on September 15, 2011, requires monthly interest payments at an interest rate of LIBOR plus 4% and may be prepaid without penalty.  The loan agreement was negotiated at arms-length and the loan remains outstanding at its original balance.  After the completion of the sale, except for rendering certain activities pursuant to the Transition Services Agreement (“TSA”) which was entered into on September 15, 2008, we had no significant continuing involvement in the assets sold.  The primary purpose of the TSA was to allow Vishay a period of time to disassemble and relocate the production lines to their existing manufacturing facilities without disrupting the shipments of Wet Tantalum capacitors to existing customers.  During the period of time we continued to run the production lines, we were reimbursed at 100% of our actual cost by Vishay.  The services being provided under the TSA were terminated in March 2009.  The sale was properly recorded in the fiscal quarter ended September 30, 2008 in accordance with the accounting principles set forth in FASB ASC 605 — Revenue Recognition and FASB ASC 360-10-40-5 - Property, Plant, and Equipment - Derecognition.

Note 3 — Impairment Charges, page 102

Staff’s comment:  We see that in fiscal 2009 you recorded an impairment charge of approximately $58.6 million for long-lived assets of your Ceramics segment. Please tell us and consider disclosing the following in future filings:

•                  how you validated the reasonableness of long-lived asset fair value determinations,

•                  a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of the impact of changes in those assumptions and

•                  the facts and circumstances that lead to the referenced impairment

Furthermore, please clarify for us (and revise future filings to disclose) why the impairment of long-lived assets was primarily related to the Ceramics reporting unit rather than Tantalum and Film and Electrolytic segments.

Response:

•                  After determining that the Ceramic assets would be subject to a possible impairment, we hired an independent appraisal firm which has significant experience in performing valuation work for impairment testing purposes.  The appraisal firm worked closely with our internal engineering group to assess the age and other attributes of the equipment which allowed us to be confident in the estimated long-lived fair value determinations.

•                  The fair value was estimated by an independent appraisal firm.  The valuation methods and procedures used to develop the estimated fair value in exchange, which represents the estimated amount that the assets would hypothetically sell for in the market place, for the Ceramic asset group’s personal property assets were based on the basic principles of the cost approach, which include a current cost to replace an asset with a new one and a reduction in replacement cost to reflect the applicable decline in value resulting from physical deterioration, functional obsolescence, and/or economic obsolescence.  The primary method used in the personal property valuation was the trending method.  Inflation indices related to the equipment being valued were then applied to the historical cost data to calculate an estimated reproduction cost new for each class of asset.  The equipment-related inflation indices were obtained from recognized sources such as Marshall Valuation Service and the Bureau of Labor Statistics of the Department of Labor.  Because the assets had been in service for varying lengths of time, we considered it reasonable that most personal property assets were worth less than their reproduction cost new.  Based on this approach, the fair value of the personal property assets could reasonably be assumed to be equal to approximately 10% of the assets’ replacement costs, not including related freight and installation costs.

The Ceramic reporting unit’s real property assets comprise owned real estate.  The appraisal firm valued the fee simple estate in all of the properties.  The real property was valued using a fair value in exchange premise, as well as the premise of continued use.  When fair value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property as installed at its present location as part of the current operations.  The appraisal firm obtained data on land and building sales from various sources, including local property assessor’s records, real estate databases, and records from our prior engagements in these markets.  To value the real property the following factors were taken into account: 1. Location, size and utility of the land, 2. Size, condition, and utility of the improvements compared with new facilities, 3. Highest and best use of the land and of the property as improved, 4. Cost of replacement new of the improvements and that costs less depreciation as appropriate for the use of the valuation, and 5. Sales, asking prices, and rentals of vacant sites and improved properties in the vicinity and general area.  In completing the valuation work, the firm considered the three traditional approaches to value (cost, sales comparison, and income capitalization) and applied the most appropriate methods considering the use of the valuation.

The estimated fair value of the long-lived assets was approximately $65 million, accordingly a 1% change in the estimated fair value in exchange would yield a $0.7 million change in the impairment charge.  In future filings, when we hire an appraisal firm to estimate the fair value of an asset group for impairment purposes we will include this fact in our disclosures.

•                  Due to a decline in net sales and a significant reduction in the profit margin in the quarter ended June 30, 2008, management concluded that an indicator of impairment had occurred and commenced testing the asset group for impairment.

The Tantalum and Film and Electrolytics (“F&E”) business groups were subject to impairment testing by management during fiscal 2009, however the undiscounted cash flows exceeded the carrying value of the long-lived assets.  For the quarter ended June 30, 2008, Tantalum’s impairment testing resulted in undiscounted cash flows of approximately $435 million as compared to a carrying value of long-lived assets of $232 million.  A 10% decrease in the undiscounted cash flows would yield an excess over the carrying value of $160 million.  F&E’s impairment testing resulted in undiscounted cash flows of approximately $354 million as compared to a carrying value of long-lived assets of $116 million.  A 10% decrease in the undiscounted cash flows would yield an excess over the carrying value of $203 million.  As a result of the undiscounted cash flow tests we concluded that an impairment charge was not required for the Tantalum and F&E segments.

Exhibit 31.2

Staff’s comment:  We note that you present management’s report on internal control over financial reporting on page 62 of the Form 10-K as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company. Additionally, the introductory language to paragraph 5 is required to refer to the most recent evaluation of “internal control over financial reporting”. Please refer to Item 601(b)(31) of Regulation S-K and file an amendment to your Form 10-K that includes corrected and newly dated certifications for both the Principal Executive Officer and Principal Financial Officer. You may provide an abbreviated amendment for the Form 10-K that consists of a cover page, explanatory note, signature page and the certifications that comply with Item 601(b)(31) of Regulations S-K.

Response:  We acknowledge that our Principal Financial Officer certification required revised disclosures and on February 2, 2010 we filed an amendment for the Form 10-K that consists of a cover page, explanatory note, signature page and the certifications that comply with Item 601(b)(31) of Regulations S-K.

Form 10-Q for the Fiscal Quarter ended September 30, 2009

Condensed Consolidated Financial Statements, page 2

Note 1 — Basis of Financial Statement Presentation, page 5

Warrant Liability, page 6

Staff’s comment:  We see that concurrently with a tender offer, you issued a warrant to purchase 80,544,685 shares of common stock on June 30, 2009 to K Financing. The warrant was initially exercisable at a purchase price of $.50 and recorded as a derivative liability as the strike price was not fixed and you concluded the instrument was not indexed to your common stock price. On September 29, 2009, the exercise price was reduced to $.35 and the warrant was reclassified to equity. Please describe for us in chronological detail, including appropriate references to FASB ASC 815-40, how you accounted for and recorded the warrant at issuance, at the subsequent interim period remeasurement and upon the reclassification to equity. Please support your conclusion that the warrant was initially classified as a derivative liability and was subsequently reclassified to equity upon the settlement of the strike price.

Response:  Effective June 30, 2009, we issued K Financing, LLC (“K Financing”) a warrant (the “Closing Warrant”) to purchase up to 80,544,685 shares of our common stock, subject to certain adjustments, representing approximately 49.9% of our outstanding common stock on a post-Closing Warrant basis.  The Closing Warrant was subsequently transferred to K Equity, LLC (“K Equity”).  The Closing Warrant was exercisable at a purchase price of $0.50 per share, subject to an adjustment which could reduce the exercise price to a floor of $0.35 based on a sliding scale once the aggregate borrowings under the Platinum Line of Credit Loan and the Platinum Working Capital Loan exceed $12.5 million, at any time prior to the tenth anniversary of the Closing Warrant’s date of issuance.

We evaluated the Closing Warrant under FASB ASC 815-10-15, “Derivatives and Hedging” at the date of issuance, and concluded the Closing Warrant was considered a freestanding liability derivative since the Closing Warrant did not meet the scope exception under FASB ASC 815-10-15-74.

Per FASB ASC 815-40-15-7, an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

Step 2: Evaluate the instrument’s settlement provisions.

Under Step 1, exercise contingencies will not prevent an instrument from being considered indexed to the entity’s own stock, as long as the contingencies are not based on:

An observable market, other than the market for the issuer’s stock (if applicable), or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue, EBITDA, net income, or total equity).

Since step 1 did not preclude the contract from being considered indexed to our own stock, the evaluation proceeded to Step 2.

Under Step 2, an instrument is considered indexed to its own stock if the settlement amount will equal the difference between the fair value of a fixed number of shares and the fixed monetary amount of debt.  An instrument will still be considered indexed to its own stock if any adjustments to the settlement amount are standard inputs.  Standard inputs include the strike price of the instrument, term, expected dividends, stock borrow costs, interest costs, stock price volatility, other dilutive activities, the ability to maintain a standard hedge position in the underlying shares, and the entity’s credit spread to the fair value of “fixed-for-fixed” forward or option contract on equity shares.  However, if the strike price or amount of shares can be adjusted by extraneous factors to pricing a fixed-for-fixed option or forward contract on equity shares, the instrument would not be considered indexed to its own stock

Based on our analysis, we believe at the date of issuance the Closing Warrant was not indexed to our own stock since the strike price would be adjusted if our aggregate borrowings under the Platinum Line of Credit and Platinum Working Capital Loans exceeded $12.5 million which is not a typical adjustment under FASB ASC 815-40-15-7.  Since the Closing Warrant does not qualify for the scope exception under paragraph FASB ASC 815-10-15-74 as of the issuance date we accounted for the Closing Warrant as a freestanding derivative.

FASB ASC 815-40-35-8 states: “the classification of a contract should be reassessed at each balance sheet date”. We reassessed the classification of the Closing Warrant as of September 30, 2009.  In this evaluation, we concluded that under FASB ASC 815-40-15-7, both step 1 and step 2, the Closing Warrant was now indexed to its own stock since the strike price became fixed at $0.35 on September 29, 2009 when our aggregate borrowings under the Platinum Line of Credit and the Platinum Working Capital Loans reached $20 million.  The next step of our analysis as of September 30, 2009 was to evaluate under FASB ASC 815-40-25 whether the Closing Warrant should be classified as a liability or equity.  The general principle under FASB ASC 815-40-25 is whether there is any provision that could force the Company to settle the option in cash.  A contract that can be settled in stock is classified as equity, while one required to be settled in cash is classified as a liability.  If the issuer has the option of cash or share settlement, FASB ASC 815-40-25 presumes the issuer will settle in shares and the contract is classified as equity.  Conversely, FASB ASC 815-40-25 states that if the Company could be required to deliver cash (even if the Company intends to share-settle the contract), then the contract must be classified as a liability.  FASB ASC 815-40-25-10 provides a series of considerations to determine whether the Company could be required to deliver cash.

The Company performed an analysis to determine that the warrant meets the necessary requirements to receive equity treatment FASB ASC 815-40-25-10, see below:

Provisions	Contract Terms	Conclusion
1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company.	Contract settlement is based on cash payment from Platinum or cancellation of debt or net shares issued to Platinum (see paragraph 2).	Equity

2. The contract must permit the	Paragraph 19 states that the	Equity

Provisions	Contract Terms	Conclusion
Company to settle in unregistered shares.	shares are not required to be registered.

3. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has authorized 300.0 million shares and there are only 80.9 million outstanding.  There are sufficient authorized and unissued shares available (even after considering outstanding shares under employee compensation plans of approximately 8 million) as the Warrant is for 80.5 million shares.

Equity

4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Paragraphs 4-7 discuss adjustments to the number of shares to be delivered, which are intended to ensure that Platinum should always be able to maintain its 49.9% ownership percentage.  The warrant itself does not provide this in all instances but the instances described in paragraphs 4-7 are allowable under 815-40-25.

Equity

5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	Not discussed in the contract.	Equity

6. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

	Not discussed in the contract	Equity

7. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for shares.	Paragraph 2 (c) discusses a net settlement option, however it is not net cash its net shares and it is not required .	Equity

Provisions	Contract Terms	Conclusion
8. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Not discussed in the contract.	Equity

9. There is no requirement in the contract to post collateral at any point or for any reason.	No collateral noted in the contract.	Equity

Based on this analysis, as of September 30, 2009, the Closing Warrant satisfied the criteria to be classified as equity.  In accordance with FASB ASC 815-40-35-8 the contract was reclassified as of the date of the event that caused the reclassification, in our case September 29, 2009.   We determined the fair value of the warrant immediately prior to the strike price becoming fixed by employing the Black-Scholes option pricing model.  The fair value of the warrant was determined to be $112.5 million and we recorded an entry to mark the derivative to market immediately prior to the reclassification.  In addition the warrant was then reclassified to additional paid in capital in the amount of $112.5 million.

Note 2 — Debt, Liquidity and Capital Resources, page 8

Convertible Debt, page 11

Staff’s comment:  We see on page 12 that $93.9 million of convertible notes were tendered on June 26, 2009 for approximately $37.8 million. We also see that you recorded a gain on extinguishment of debt of $38.9 million from the transaction. It is not clear to us how the amount recorded as a gain on extinguishment of debt was calculated. Accordingly, please provide us a reconciliation of the transaction which includes the principal amount of the convertible notes retired, the cash payment made to extinguish the notes, and detail of any other charges which impacted the gain on extinguishment calculation. Please also revise future filings to clarify the calculation of the gain extinguishments for investors.

Response:  In future filings we will clarify the calculation of the gain extinguishment for investors, the disclosure will read as follows:

On June 26, 2009, $93.9 million in aggregate principal amount of the convertible notes (“Notes”) were validly tendered (representing 53.7% of the outstanding Notes).  Holders of the Notes received $400 for each $1,000 principal amount of Notes purchased in the tender offer (a total of $37.6 million), plus accrued and unpaid interest to, but not including, the date of payment for the Notes accepted for payment.  As a result of the consummated tender offer, on June 30, 2009, the Company extinguished the tendered Notes.  In addition, the Company incurred $3.6 million in fees related to the tender offer.  The tendered notes had a carrying value of $81.0 million and unamortized debt issuance costs of $0.9 million. The extinguishment of these Notes resulted in a net gain of $38.9 million included in the line item “(Gain) loss on early extinguishment of debt” on the Condensed Consolidated Statements of Operations for the six month period ended September 30, 2009.

The calculation of the gain is as follows:

Reacquisition Price:
Cash Paid	$37,567,600
Add: Tender Offer Fees	3,604,810
41,172,410
Extinguished Debt:
Unamortized Debt Cost	(893,462)
Carrying Amount of Debt	80,987,382
Net Extinguished Debt	80,093,920

Net Gain:	$(38,921,510)

Due to the adoption and retrospective application of FASB ASC 470-20 — Debt With Conversion and Other Options effective April 1, 2009, the $93.9 million aggregate principal amount of the tendered Notes had a carrying value of $81.0 million.  On November 5, 2009 we filed a Form 8-K to reflect the retrospectively application in the financial statements as a result of the adoption of FASB ASC 470-20.

This letter acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer